# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Connect Biopharma Holdings Ltd, CIK 0001835268
CUSIP: 207523101
Title of class of securities: Ordinary shares, par value $0.000174
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, California (CA), 92130
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001913491

## Reporting persons
- Wei Zheng: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,876,036; shared voting power 0; sole dispositive power 3,876,036; shared dispositive power 0; aggregate amount beneficially owned 3,876,036 (6.2% of the class)
  Comment: The percentage of beneficial ownership reported here is based on (i) 56,521,282 Ordinary Shares outstanding as of March 26 as disclosed in the Issuer's 10-K reported on March 31, 2026, and (ii) the 6,130,000 Ordinary Shares issued by the Issuer in connection with the Offering, as disclosed in the 8-K filed on March 30, 2026.

## Item 1. Issuer
Name of issuer: Connect Biopharma Holdings Ltd
Address of issuer's principal executive offices: 3580 CARMEL MOUNTAIN ROAD, SUITE 200, SAN DIEGO, CALIFORNIA, 92130.

## Item 2. Person Filing
Name of person filing: Wei Zheng
Address of principal business office or, if none, residence:
PO Box 415
Del Mar, CA 92014
Citizenship: US

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,876,036.00
Percent of class: 6.2%
Sole power to vote or to direct the vote: 3,876,036.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 3,876,036.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Wei Zheng: Zheng Wei, Individual (05/15/2026)